Exhibit 99.1

CollPlant Biotechnologies Provides Business Updates and Third Quarter 2021 Financial Results

Company launches rhCollagen-based BioInk platform with Collink.3DTM for use in 3D bioprinting of human tissues, scaffolds and organs

Rehovot, Israel November 18, 2021 -- CollPlant Biotechnologies (Nasdaq: CLGN), a regenerative and aesthetic medicine company developing innovative technologies and products for tissue regeneration and organ manufacturing, today announced business updates and financial results for the third quarter ended September 30, 2021.

“The recent commercial launch of Collink.3D represents an important inflection point for CollPlant in its efforts to become a market leader in the field of regenerative medicine. Our unique rhCollagen-based BioInk is differentiated from other commercial bioinks by its bio-functionality, homogeneity, and increased safety profile” said Yehiel Tal, CollPlant’s Chief Executive Officer. “Collink.3D, our first commercially available bioink, marks the continuation of the strong momentum and market validation we are seeing with our rhCollagen platform as exemplified by our co-development agreements with Allergan Aesthetics, an AbbVie company, and 3D Systems earlier in the year.”

  Recent Corporate Highlights

●	In November 2021, CollPlant announced the commercial launch of a BioInk platform with Collink.3DTM for use in 3D bioprinting of human tissues, scaffolds and organs. Made from truly human collagen in plants, Collink.3D enables the production of scaffolds that accurately mimic the physical properties of human tissues and organs, with improved bio-functionality, safety and reproducibility. Biofabricated constructs using Collink.3D can be used in a variety of applications including drug discovery, drug screening, tissue testing as well as development and manufacturing of transplantable tissues, scaffolds and organs, representing a potential multi-billion dollar market opportunity.

●	Continued to advance ongoing commercial partnership agreements signed earlier this year with both Allergan Aesthetics, and 3D Systems. The Company is working with Allergan to develop and commercialize dermal and soft tissue fillers for the medical aesthetics market as well as potentially other aesthetic products. CollPlant also continues to move forward with its co-development agreement with 3D Systems for a 3D bioprinted regenerative tissue matrix for use in breast reconstruction procedures in combination with an implant. The soft tissue matrix is intended to support the lower portion of the breast while expanding the implant pocket and providing increased coverage of the implant.

●	Collaborated with researchers from Israel’s Technion Institute of Technology to use CollPlant’s rh-Collagen-based Bioink to create a 3D bioprinted implantable tissue containing a network of blood vessels capable of supplying blood to implanted tissue. The ability to create vascularized tissue constructs using human collagen from modified plants rather than animal collagen is a promising step towards development of fully lab-grown implantable tissues.

●	CEO Yehiel Tal was elected to the Board of Directors of the International Society for Biofabrication (ISBF), in recognition of his deep involvement, experience and understanding of the 3D bioprinting industry.

Third Quarter Financial Results

GAAP revenue for the third quarter was $140,000, and included mainly income from the collaboration with Allergan Aesthetics on the development of dermal and soft tissue fillers. Revenues decreased by $4.0 million compared to $4.1 million in the third quarter of 2020 which mainly derived from the exercise of a license option by United Therapeutics in 2020.

GAAP gross loss in the third quarter of 2021 was $2,000, compared to gross profit of $2.7 million in the third quarter of 2020.

GAAP operating expenses for the third quarter of 2021 increased to $3.1 million, compared to $2.0 million in the third quarter of 2020. The increase in expenses amounting to approximately $1.1 million is mainly comprised of: (i) $557,000 in research and development activities including process development and (ii) $251,000 in employee salary expenses, including recruitment of new employees for development of new products in 3D bioprinting and medical aesthetics. On a non-GAAP basis, the operating expenses for the third quarter were $2.7 million, compared to $1.6 million for the third quarter of 2020. Non-GAAP measures exclude certain non-cash expenses.

GAAP operating loss for the third quarter was $3.1 million, compared to an operating income of $734,000 in the third quarter of 2020.

GAAP financial income, net for the third quarter totaled $17,000 compared to financial expenses, net of $31,000 in third quarter of 2020. Financial income, net is mainly attributed to interest received from the Company’s short term cash deposits.

GAAP net loss for the third quarter of 2021 was $3.1 million, or $0.29 per share, compared to a net income of $703,000, or $0.10 per share, for the third quarter of 2020. Non-GAAP net loss for the third quarter was $2.7 million, or $0.26 loss per share, compared to $1.1 million loss, or $0.16 loss per share, for the third quarter of 2020.

Nine Months Period Financial Results

GAAP revenue for the nine months ended September 30, 2021 was $15.3 million, an increase of 173% compared to $5.6 million in the nine months ended September 30, 2020. Revenue in 2021 included a $14 million upfront payment received from AbbVie.

GAAP gross profit for the nine months ended September 30, 2021 was $13.9 million, an increase of 379% compared to gross profit of $2.9 million in the nine months ended September 30, 2020.

GAAP operating expenses for the nine months ended September 30, 2021, were $10.0 million, compared to $5.8 million in the nine months ended September 30, 2020. The increase in expenses amounting to approximately $4.2 million is mainly comprised of: (i) $1.3 million in research and development activities including process development, (ii) $997,000 in research and development employees salary expenses, including recruitment of new employees for development of new products in 3D bioprinting and medical aesthetics and employees share base compensations, (iii) $589,000  in employees and directors salary and insurance policy costs, and (iv) $410,000 one-time fees relating to the termination of the Company’s ADS program, and the registration of the ordinary shares for listing on Nasdaq Global Market. On a non-GAAP basis, the operating expenses for the nine months ended September 30, 2021 were $8.7 million, compared to $4.7 million for the nine months ended September 30, 2020. Non-GAAP measures exclude certain non-cash expenses.

GAAP operating income for the nine months ended September 30, 2021, was $3.9 million, compared to an operating loss of $2.9 million in the nine months ended September 30, 2020. The increase in profitability is derived from the $14 million upfront payment received from AbbVie, as part of the co-development and commercialization agreement.

GAAP financial income, net for the nine months ended September 30, 2021 was $140,000 compared to a financial income, net of $17,000 in nine months ended September 30, 2020. The increase in financial income, net is mainly due to interest received from the Company’s short term cash deposits.

GAAP net income for the nine months ended September 30, 2021 was $4.0 million, or $0.41 basic earnings per share, compared to a net loss of $2.9 million, or $0.42 loss per share, for the nine months ended September 30, 2020. Non-GAAP net income for the nine months ended September 30, 2021 was $5.2 million, or $0.54 basic earnings per share, compared to $1.7 million loss, or $0.25 loss per share, for the nine months ended September 30, 2020.

Cash provided by operating activities during the nine months ended September 30, 2021 was $4.9 million compared to $2.9 million cash used in the nine months ended September 30, 2020. As of September 30, 2021, cash and cash equivalents and short term cash deposits totaled $45.9 million.

Cash used in investing activities during the nine months ended September 30, 2021 was $21.1 million compared to $378,000 in the nine months ended September 30, 2020. The increase is mainly attributed to investment in short term cash deposits.

Cash provided by financing activities during the nine months ended September 30, 2021 was $38.6 million compared to cash provided in financing activities of $4.5 million in the nine months ended September 30, 2020. The increase is attributed to the Company’s registered direct offering in February 2021, which amounted to $32 million in net proceeds and $5.7 million from the exercise of warrants.

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

At the beginning of 2021, CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market. Later in 2021, CollPlant entered a strategic co-development agreement with 3D Systems for a 3D bioprinted regenerative soft tissue matrix for use in breast reconstruction procedures in combination with an implant.

For more information about CollPlant, visit http://www.collplant.com

Use of Non-US GAAP (“non-GAAP”)

Financial results for 2021 and 2020 are presented on both a GAAP and a non-GAAP basis. GAAP results were prepared in accordance with U.S. GAAP and include all revenue and expenses recognized during the period. The release contains certain non-GAAP financial measures for operating costs and expenses, operating income, comprehensive income and basic and diluted comprehensive income per share that exclude the effects of non-cash expense for fair market value attributed to change in fair value of financial instruments, share-based compensation to employees, directors and consultants, and change in operating lease accounts. CollPlant’s management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investors’ ability to evaluate the Company’s operating costs, comprehensive income and income per share, and to compare them to historical Company results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors. The non-GAAP financial measures used by the Company in this press release may be different from the measures used by other companies.

For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” later in this release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

The Company’s consolidated financial results as of, and for the nine months ended September 30, 2021, are presented in accordance with generally accepted accounting principles in the United States of America.

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the impact of the COVID-19 pandemic; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk and products for medical aesthetics; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk and medical aesthetics products including but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Email: Eran@collplant.com

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Nine months ended September 30		Three months ended September 30
	2021	2020	2021	2020
Revenues	$15,331	$5,580	$140	$4,148
Cost of Revenue	1,457	2,664	142	1,441
Gross Profit (Loss)	13,874	2,916	(2)	2,707

Operating expenses:
Research and development	5,442	2,733	1,908	921
General, administrative and marketing	4,563	3,069	1,184	1,052
Operating income (loss)	3,869	(2,886)	(3,094)	734
Financial income	189	17	67	-
Financial expenses	(35)	(8)	(8)	(11)
Exchange differences	(14)	8	(42)	(20)
Financial income (expenses), net	140	17	17	(31)
Net income (loss) for the period	$4,009	$(2,869)	$(3,077)	$703
Basic net income (loss) per ordinary share	$0.41	$(0.42)	$(0.29)	$0.10
Diluted net income (loss) per ordinary share	$0.32	$(0.42)	$(0.29)	$0.07
Weighted average ordinary shares outstanding used in computation of basic net income (loss) per share	9,716,166	6,861,045	10,502,109	6,962,831
Weighted average ordinary shares outstanding used in computation of diluted net income (loss) per share	12,348,934	6,861,045	10,502,109	9,891,417

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30,	December 31,
	2021	2020
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$25,755	$3,333
Short term cash deposits	20,098	-
Trade receivables	135	830
Other accounts receivable and prepaid expenses	743	239
Restricted deposit	13	12
Inventory	1,153	1,262
Total current assets	47,897	5,676
Non-current assets:
Restricted deposit	205	181
Operating lease right-of-use assets	2,807	2,796
Property and equipment, net	2,527	2,106
Intangible assets	194	82
Total non-current assets	5,733	5,165
Total assets	$53,630	$10,841

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data)

	September 30,	December 31,
	2021	2020
	Unaudited	Audited
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable:
Trade payables	$865	$798
Accrued liabilities and other	957	1,943
Operating lease liabilities	694	440
Deferred revenues	-	207
Total current liabilities	2,516	3,388
Non-current liabilities:
Derivatives liability	-	28
Operating lease liabilities	2,638	2,948
Total non-current liabilities	2,638	2,976
Total liabilities	5,154	6,364

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of September 30, 2021 and December 31, 2020; issued and outstanding: 10,691,622 and 6,963,838 ordinary shares as of September 30, 2021 and December 31, 2020, respectively	4,650	2,933
Additional paid in capital	113,820	75,547
Currency translation differences	(969)	(969)
Accumulated deficit	(69,025)	(73,034)
Total shareholders’ equity	48,476	4,477
Total liabilities and shareholders’ equity	$53,630	$10,841

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Nine months ended September 30,
	2021	2020
Cash flows from operating activities:
Net cash provided by (used in) operations (see Appendix A)	$4,921	$(2,854)
Net cash provided by (used in) operating activities	4,921	(2,854)
Cash flows from investing activities:
Purchase of intangible assets	(112)	(46)
Purchase of property and equipment	(970)	(332)
Short term cash deposits	(20,000)	-
Net cash used in investing activities	(21,082)	(378)
Cash flows from financing activities:
Proceeds from issuance of shares and warrants, less issuance expenses	32,743	4,400
Exercise of options and warrants into shares	5,875	89
Loan paid	-	(18)
Net cash provided by financing activities	38,618	4,471
Increase in cash and cash equivalents and restricted deposits	22,457	1,239
Cash and cash equivalents and restricted deposits at the beginning of the period	3,526	3,971
Exchange differences on cash and cash equivalents and restricted deposits	(10)	7
Cash and cash equivalents and restricted deposits at the end of the period	$25,973	$5,217

COLLPLANT BIOTECHNOLOGIES LTD.

APPENDICES TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Nine months ended September 30,
	2021	2020
Appendix to the statement of cash flows
A. Net cash provided by (used in) operations:
Income (loss)	$4,009	$(2,869)
Adjustments for:
Depreciation	549	494
Gains from Short term cash deposits	(98)	-
Share-based compensation to employees and consultants	1,322	1,167
Exchange differences on cash and cash equivalents	10	(7)
Financial income related to financial instruments	(28)	(16)
Net change of operating lease accounts	(67)	(18)
	5,697	(1,249)
Changes in operating asset and liability items:
Decrease (increase) in trade receivables	695	(812)
Decrease (increase) in inventory	109	(79)
Increase in other receivables	(504)	(280)
Increase (decrease) in trade payables	67	(253)
Increase (decrease) in accrued liabilities and other payables	(936)	444
Decrease in deferred revenues	(207)	(625)
	(776)	(1,605)
Net cash provided by (used in) operations	$4,921	$(2,854)
B. Supplementary information on investing and financing activities not involving cash flows:
Conversion of pre-paid warrants to ordinary shares	-	181
Obtaining right of use assets in exchange for a lease liability	299	-
Issuance costs	50	-
C. Reconciliation of Cash, cash equivalents and restricted cash at the end of the period:
Cash and cash equivalents	25,755	5,036
Restricted deposits (including long term)	218	181
Total cash and cash equivalents and restricted deposits	$25,973	$5,217

CollPlant Biotechnologies Ltd.

Reconciliation of GAAP to Non-GAAP Financial Measures

(U.S. dollars in thousands, except per share data)

(Unaudited)

	Nine months ended September 30		Three months ended September 30
	2021	2020	2021	2020
	USD in thousands

GAAP gross profit (loss)	$13,874	$2,916	$(2)	$2,707

GAAP operating expenses:	10,005	5,802	3,092	1,973

Change of operating lease accounts	67	18	(17)	(14)
Share-based compensation to employees, directors and consultants	(1,322)	(1,167)	(368)	(373)
Non-GAAP operating expenses:	8,750	4,653	2,707	1,586

GAAP operating income (loss)	3,869	(2,886)	(3,094)	734

Non-GAAP operating income (loss)	5,124	(1,737)	(2,709)	1,121

GAAP Net Income (loss)	4,009	(2,869)	(3,077)	703

Change in fair value of financial instruments	(28)	(16)	-	10
Change of operating lease accounts	(67)	(18)	17	14
Share-based compensation to employees, directors and consultants	1,322	1,167	368	373
Non-GAAP Net Income (loss)	$5,236	$(1,736)	$(2,692)	$1,100
GAAP Basic income (loss) per ordinary share	$0.41	$(0.42)	$(0.29)	$0.10
NON- GAAP Basic income (loss) per ordinary share	$0.54	$(0.25)	$(0.26)	$0.16
GAAP Diluted income (loss) per ordinary share	$0.32	$(0.42)	$(0.29)	$0.07
Non-GAAP Diluted income (loss) per ordinary share	$0.42	$(0.25)	$(0.26)	$0.11